
03025478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Year Ended December 31, 2002

or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ______________

Commission File No.

PROCESSED
JUN 26 2003
THOMSON
FINANCIAL

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

OSG Ship Management, Inc. Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

Overseas Shipholding Group, Inc.
511 Fifth Avenue
New York, New York 10017

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN
FORM 11-K

TABLE OF CONTENTS


mwe

Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

Report of Independent Accountants

Savings Plan Committee
OSG Ship Management, Inc. Savings Plan
New York, New York

We have audited the accompanying statements of net assets available for benefits of OSG Ship Management, Inc. Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolin, Winer & Evens LLP

Garden City, New York
May 16, 2003

Headquarters
400 Garden City Plaza, Garden City, NY 11530-3317 Tel: 516 747-2000 Fax: 516 747-6707 Email: mwe@mwellp.com
New York Office
1211 Avenue of the Americas, New York, NY 10036-8701 Tel: 212 284-1000 Fax: 212 284-1005 Email: mwe@mwellp.com

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	**2002**	2001
ASSETS		
Investments, at fair value (Notes 2, 3 and 5)	**$ 12,089,661**	$ 20,681,952
Loans to Participants	**118,432**	236,431
	12,208,093	20,918,383
Receivables:		
Employers contribution	-	232,477
Employees contribution	-	55,301
Total Receivables	-	287,778
Total Assets and Net Assets Available for Benefits	**$ 12,208,093**	$ 21,206,161

The accompanying notes are an integral part of these statements.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,	2002
Additions to Net Assets Attributed to:	
Investment income:	
Interest and dividends	$ 356,353
Net depreciation in fair value of investments (Note 2)	(2,987,481)
Contributions (Note 1):	
Employers	589,837
Employees	786,880
	(1,254,411)
Deductions from Net Assets Attributed to:	
Benefits paid to participants	6,620,495
Administrative expenses	857
Asset transfers (Note 6)	1,122,305
Net Decrease	(8,998,068)
Net Assets Available for Benefits - beginning of year	21,206,161
Net Assets Available for Benefits - end of year	$ 12,208,093

The accompanying notes are an integral part of this statement.

1. Description of Plan

The following brief description of OSG Ship Management, Inc. Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

General - The Plan, which was amended and restated as of January 1, 1997 (with certain amendments effective as of subsequent dates), is a defined contribution plan covering substantially all employees of OSG Ship Management, Inc. ("the Company") and of other participating employers who elect to join the Plan, who have sixty days of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions - Participants may make basic pre-tax contributions to the Plan of up to 6% of compensation, as defined. A participant may also make supplemental pre-tax contributions ranging from 1% to 14.5%, the amount of which depends upon the participant's salary. A participant's total contributions in any year may not exceed the maximum amounts for that year as specified in Sections 401(k) and 415 of the Internal Revenue Code and regulations thereunder. Matching contributions are made by each employer participating in the Plan, as a percentage of the participant's basic contributions and at the discretion of the Company. Further, through 2001, a participant's maximum annual addition to the Plan, as defined, was limited to an amount not greater than the lesser of 25% of the participant's compensation for that year or $30,000, as adjusted. Effective January 1, 2002, a participant's maximum annual addition to the Plan is limited to an amount not greater than the lesser of 100% of the participant's compensation for that year or $40,000, as adjusted. Effective January 1, 1998, an after-tax savings option was added to the Plan.

Participant accounts - Participants' funds are kept in their own separate pre-tax and company contribution accounts. Each participant's pre-tax account is credited with the participant's contribution and the company matching contribution, if any, is credited to the participant's company contribution account. Net investment gain or loss in each mutual fund or collective fund is allocated to each participant's account in proportion to account balances, as defined. Forfeitures of terminated participants' nonvested company contribution accounts are used to reduce the Company's future contributions.

Vesting - Participants are immediately vested in their pre-tax account. Participants are vested in their company contribution account upon the completion of five years of continuous service, at normal retirement date, or upon becoming totally and permanently disabled. (See Note 6.)

Payment of benefits - Upon termination of service, participants will receive the vested value of their accounts either in a lump sum distribution or in installments over a period which can range from three to ten years. The date of the initial payment of benefits may commence at any time after retirement, death (or total and permanent disability) or termination, but not later than the calendar year in which the participant attains age 70-1/2.

Loans to participants - Any participant can request from the Plan a loan not to exceed the lesser of the total value of the participant's pre-tax account, after-tax account and rollover account, one-half the combined total of the participant's vested accounts, or $50,000, with this amount further reduced by the highest outstanding balance of any other loan to the participant under the Plan during the last twelve months, as defined. The loan must comply with various terms and conditions including transfer of the amount of the loan from the participant's pre-tax account to a loan fund, which will be pledged as security for the loan.

Tax status - The most recent determination letter received from the United States Treasury Department, dated November 1, 2002, ruled that the Plan, as amended, constituted a qualified plan under the provisions of the Internal Revenue Code. The Plan has been subsequently amended. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

2. Summary of Significant Accounting Policies

Valuation of investments - Substantially all investments are stated at fair value. Investments in mutual funds are valued at quoted market prices. The collective investment fund is an investment fund that invests primarily in investment contracts issued by insurance companies and commercial banks, which are reported at their contract value. The Company Stock Fund (see Note 5) follows unit accounting. The value of a participant's account in the Company Stock Fund is based on the quoted market price of Overseas Shipholding Group, Inc. stock as well as interest accrued on the balance held in cash.

Changes in the fair values of investments during the year are reflected in the statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Recording of transactions - Purchases and sales of securities are recorded on the date the transaction order is executed. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Payment of benefits - Benefits are recorded when paid.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. Investments

All of the investments of the Plan are held by Vanguard Fiduciary Trust Company ("Trustee") under a Trust Agreement. The Trustee executes all investment transactions of the Plan. The participants are able to direct the investment of funds credited to their accounts on a daily basis.

Investments that represent 5% or more of the Plan's net assets available for benefits at fair value are as follows:

	2002	2001
Vanguard Wellington Fund	$ 2,185,459	$ 3,771,871
Vanguard 500 Index Fund	1,201,081	2,477,718
Vanguard Windsor II Fund	1,837,490	3,936,237
Vanguard Retirement Savings Trust	2,348,981	2,212,449
Vanguard U.S. Growth Fund	1,350,910	3,370,549
RS Emerging Growth Fund	-	1,063,325
Vanguard Prime Money Market Fund	1,279,425	2,103,914

4. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

5. Party-In-Interest Transactions

Certain services are rendered to the Plan by the Company, at no cost to the Plan. The Plan investments include shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan's Trustee. Plan investments also include the Company Stock Fund, which invests in shares in Overseas Shipholding Group, Inc., the parent of OSG Ship Management, Inc.

6. Plan Amendment

Effective March 22, 2001, the Company approved a "Transition Plan" wherein a certain number of employee positions were to be eliminated during 2001 and 2002. As part of this plan, and also to conform to the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001, the Company approved, on December 20, 2001, an amended and restated Plan, subject to approval of the United States Treasury Department. The restated Plan includes, among others, the following changes:

1. For all actively employed participants in the Plan as of December 31, 2001, and for all those participants terminated pursuant to the Transition Plan, their Company contribution accounts became fully vested as of the earlier of the date of separation under the Transition Plan or December 31, 2001.

2. Participants who complete their first hour of service on or after January 1, 2002 are fully vested in their Company contribution accounts upon the completion of three years of continuous service, at normal retirement date, or upon becoming totally and permanently disabled.

During 2002, the Plan was further amended to provide (i) active employees with the option to receive in-service distributions of such participant's entire vested accounts, on or after reaching 60 years of age; (ii) participants with the option to elect to receive distributions representing such participant's interest in the Company Stock Fund under the Plan in the form of common stock of Overseas Shipholding Group, Inc.; and (iii) that effective August 31, 2002, the Plan became a single, non multiple-employer plan. The net assets related to the employees of the other participating employers were transferred to other newly established pension plans.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

SCHEDULE OF ALL ASSETS HELD FOR INVESTMENT - SCHEDULE H, Part IV, Line 4i

December 31, 2002

	NUMBER OF SHARES	COST	FAIR VALUE
Money Market Mutual Fund -			
*Vanguard Prime Money Market Fund	1,279,425	$ 1,279,425	$ 1,279,425
Other Mutual Funds:			
*Vanguard Wellington Fund	88,984	2,316,818	2,185,459
*Vanguard Explorer Fund	2,668	158,607	121,355
*Vanguard 500 Index Fund	14,801	1,579,199	1,201,081
*Vanguard Windsor II Fund	88,341	2,178,278	1,837,490
*Vanguard U.S. Growth Fund	112,016	3,107,429	1,350,910
*Vanguard International Growth Fund	24,336	469,112	295,927
PIMCO Total Return Fund	32,604	350,609	347,882
RS Emerging Growth Fund	28,595	1,197,585	547,589
Berger Small Cap Value Fund	10,468	283,418	238,768
Morgan Stanley Institutional Midcap Growth Fund	2,103	40,094	24,947
T. Rowe Price Science and Technology Fund	5,939	134,754	73,827
*Vanguard PRIMECAP Fund	2,929	148,416	113,231
Collective Investment Fund -			
*Vanguard Retirement Savings Trust	2,348,981	2,348,981	2,348,981
Company Stock Fund -			
*Overseas Shipholding Group, Inc.	10,207	136,263	122,789
***Loans to Participants -**			
Aggregate of loans Interest rate - 7% Terms - Up to 5 years		118,432	118,432
Total of All Assets Held for Investment		$ 15,847,420	$ 12,208,093

*Party-in-interest.

The accompanying notes are an integral part of this schedule.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

SCHEDULE OF INVESTMENT ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR

No transaction is reportable herein since all investment assets acquired during 2002 and sold before December 31, 2002 were covered by the exceptions of Labor Regulations 2520.103-11(b)(2).

The accompanying notes are an integral part of this schedule.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

SCHEDULE OF NONEXEMPT TRANSACTIONS INVOLVING A PERSON KNOWN TO BE A PARTY-IN-INTEREST

There were no nonexempt transactions for the year ended December 31, 2002.

The accompanying notes are an integral part of this schedule.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2002

Attachment to Form 5500, Schedule H, Part IV, Line 4j

No transactions are reportable herein as all plan assets are participant-directed and are allocated to individual participant accounts.

The accompanying notes are an integral part of this schedule.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

By 

Myles R. Itkin
Chief Financial Officer of OSG Ship Management, Inc. Savings Plan and Member of Savings Plan Committee

Date: June 19, 2003

EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-95029) of Overseas Shipholding Group, Inc. pertaining to the OSG Ship Management, Inc. Savings Plan of our report dated May 16, 2003 on our audits of the financial statements and schedules of the OSG Ship Management, Inc. Savings Plan as of December 31, 2002 and 2001 and for the year ended December 31, 2002, which is included in this Annual Report on Form 11-K.

Margolin, Winer & Evens LLP

Margolin, Winer & Evens LLP
Garden City, New York
June 20, 2003

EXHIBIT 99

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C.
SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT

Each of the undersigned, the Chief Executive Officer and the Chief Financial Officer of the OSG Ship Management, Inc. Savings Plan (the "Plan"), hereby certifies, to the best of his knowledge and belief, that the Form 11-K of the Plan for the annual period ended December 31, 2002 (the "Periodic Report") accompanying this certification fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and that the information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Plan. This certification is provided solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act and is not intended to be used for any other purpose.

Date: June 19, 2003



Morton P. Hyman
Chief Executive Officer of the Plan and Member of the Savings Plan Committee

Date: June 19, 2003



Myles R. Itkin
Chief Financial Officer of the Plan and Member of the Savings Plan Committee